EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Profit	$109	$148	$346	$427

Add:
Provision for income taxes	44	47	142	153

Profit before income taxes	$153	$195	$488	$580

Fixed charges:
Interest expense	$144	$158	$445	$475
Rentals at computed interest*	1	1	4	4

Total fixed charges	$145	$159	$449	$479

Profit before income taxes plus fixed charges	$298	$354	$937	$1,059

Ratio of profit before income taxes plus fixed charges to fixed charges	2.06	2.23	2.09	2.21

*Those portions of rent expense that are representative of interest cost.